Exhibit 99.79

BUSINESS ACQUISITION REPORT

April 12, 2005

STARPOINT ENERGY TRUST

General

StarPoint Energy Trust (the “Trust”) is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta. The head office of the Trust is located at Suite 3900, 205 - 5th Avenue S.W., Calgary, Alberta.

StarPoint Energy Ltd. (the “Administrator”) is a corporation amalgamated under the Business Corporations Act (Alberta). The Administrator is a wholly-owned subsidiary of the Trust.

StarPoint Commercial Trust (the “Subtrust”) is an unincorporated trust formed under the laws of the Province of Alberta. The Trust is the sole beneficiary of Subtrust.

Responsible Officer

For further information concerning the acquisition described in this report, contact Brett Herman, Vice-President, Finance and Chief Financial Officer of the Administrator, at (403) 268-7800.

ACQUISITION OF SELKIRK ENERGY PARTNERSHIP

General

On January 28, 2005, the Administrator acquired all of the issued and outstanding shares of four private corporations for aggregate net cash consideration of $63.1 million. Together, the private corporations owned 100% of the interests in Selkirk Energy Partnership (“Selkirk”), a general partnership formed under the laws of the Province of Alberta. Selkirk was subsequently reorganized such that it was dissolved and Subtrust now holds all of the assets and liabilities of Selkirk.

The Trust financed the acquisition of Selkirk through borrowings under its demand revolving operating credit facility with Bank of Montreal and an equity bridge loan with Bank of Montreal. On February 10, 2005, the Trust completed an offering (the “Offering”) of 3,760,000 trust units at a price of $18.00 each for net proceeds of $64,296,000. The net proceeds were used to pay down the amounts owing under the equity bridge loan and to reduce indebtedness under the credit facility.

Selkirk’s Assets and Oil and Natural Gas Reserves

A description of the properties held by Selkirk is provided in the Annual Information Form of the Trust dated March 28, 2005 (the “AIF”) under the heading “Oil and Gas Properties – Selkirk Properties”. A description of the oil and natural gas reserves attributable to those properties is provided in the AIF under the heading “Oil and Natural Gas Reserves and Net Present Value of Future Net Revenue”. Those portions of the AIF are incorporated by reference into this Business Acquisition Report. A copy of the AIF is available under the profile of the Trust on www.sedar.com.

Effect on Operations

The acquisition of Selkirk is not anticipated to result in any material changes to the business affairs, management or personnel of the Trust.

2

Prior Valuations

No valuation required by securities legislation or a Canadian stock exchange or market to support the consideration payable by the Trust pursuant to the acquisition of Selkirk has been obtained within the past 12 months by the Trust or Selkirk.

Informed Persons, Associates and Affiliates

No informed person, associate or affiliate of the Trust, as those terms are defined under applicable securities legislation, was a party to the acquisition of Selkirk.

Financial Statements

Audited financial statements for Selkirk and its four partners for the year ended January 31, 2004 and unaudited financial statements for the period ended October 31, 2004 are attached at Schedule “A” to this Business Acquisition Report. Schedule “B” hereto contains pro forma financial statements of the Trust giving effect to the acquisition of Selkirk, the Offering and the plan of arrangement under the section 193 of the Business Corporations Act (Alberta) and section 192 of the Canada Business Corporations Act involving StarPoint Energy Ltd., E3 Energy Inc., the Trust, Mission Oil & Gas Inc., StarPoint Acquisition Ltd., StarPoint Exchangeco Ltd., the securityholders of StarPoint Energy Ltd. and the securityholders of E3 Energy Inc. which was completed on January 7, 2005.

3

SCHEDULE  “A”

SELKIRK FINANCIAL STATEMENTS

Selkirk Energy Group

Financial Statements

October 31, 2004

(unaudited)

Collins Barrow
Chartered Accountants & Consultants

Collins Barrow Calgary LLP

1400 First Alberta Place

777 - 8th Avenue S.W.

Calgary, Alberta, Canada

T2P 3R5

T. 403.298.1500

F. 403.298.5814

email: calgary@collinsbarrow.com

Auditors’ Report

To the Directors of

Selkirk Energy Canada Ltd.

977529 Alberta Ltd.

3072202 Nova Scotia Company

Five Spot Energy Ltd.

We have audited the combined balance sheet of Selkirk Energy Group as at January 31, 2004 and the combined statements of income and retained earnings and cash flows for the year then ended. These combined financial statements are the responsibility of the management of Selkirk Energy Group. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall combined financial statement presentation.

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Group as at January 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) “Collins Barrow Calgary LLP”

CHARTERED ACCOUNTANTS

Calgary, Alberta

November 12, 2004

Selkirk Energy Group

Combined Balance Sheets

	October 31, 2004	January 31,
		2004	2003
	(unaudited)	(audited) (restated - note 3)	(unaudited) (restated - note 3)

Assets

Current assets
Cash and cash equivalents	$2,640,709	$3,848,159	$727,124
Accounts receivable	1,531,040	2,572,690	2,804,055
Crown deposits and other	312,630	277,216	195,640
ARTC receivable	1,353,191	784,391	191,802
Income taxes recoverable	16,183	—	—

	5,853,753	7,482,456	3,918,621

Property and equipment (note 4)	28,807,822	24,768,969	16,806,055

	$34,661,575	$32,251,425	$20,724,676

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$2,630,891	$5,852,425	$13,310,328
Income taxes payable	—	11,538	3,433
Demand loan payable (note 5)	21,942	34,030	1,101,941
Due to shareholders (note 6)	519,989	465,157	1,945

	3,172,822	6,363,150	14,417,647

Asset retirement obligations (note 7)	518,013	509,824	343,568

Future income taxes	3,223,000	2,468,000	100,000

	6,913,835	9,340,974	14,861,215

Shareholders’ Equity

Share capital (note 8)	20,542,900	19,042,900	5,752,900

Retained earnings	7,204,840	3,867,551	110,561

	27,747,740	22,910,451	5,863,461

	$34,661,575	$32,251,425	$20,724,676

Approved by,

(signed) “Janice Lambert”	, Director, Selkirk Energy Canada Ltd.

(signed) “Steve MacKay”	, Director, 977529 Alberta Ltd.

Selkirk Energy Group

Combined Statements of Income and Retained Earnings

	Nine Months Ended October 31,		Year Ended January 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(audited)	(unaudited)
		(restated -	(restated -	(restated -
		note 3	note 3)	note 3)

Revenue
Petroleum and natural gas sales	$12,606,439	$11,631,754	$15,410,229	$3,517,120
Less: royalties	3,050,734	3,272,021	4,135,470	812,559

	9,555,705	8,359,733	11,274,759	2,704,561

Alberta Royalty Tax Credit	568,800	573,300	592,600	191,800
Interest	26,950	30,216	50,070	1,443

	10,151,455	8,963,249	11,917,429	2,897,804

Expenses
Operating costs	1,490,261	1,274,244	1,738,232	573,393
General and administrative	597,623	580,602	779,418	650,267
Depletion, depreciation and accretion	3,971,282	2,071,134	3,263,184	1,440,150

	6,059,166	3,925,980	5,780,834	2,663,810

Income before income taxes	4,092,289	5,037,269	6,136,595	233,994

Income taxes - current	—	11,588	11,605	3,433
- future	755,000	1,805,000	2,368,000	100,000

	755,000	1,816,588	2,379,605	103,433

Net income	3,337,289	3,220,681	3,756,990	130,561

Retained earnings, beginning of period	3,867,551	110,561	110,561	—

Dividends paid	—	—	—	20,000

Retained earnings, end of period	$7,204,840	$3,331,242	$3,867,551	$110,561

Selkirk Energy Group

Combined Statements of Cash Flows

	Nine Months Ended October 31,		Year Ended January 31,
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(audited)	(unaudited)
		(restated -	(restated -	(restated -
		note 3	note 3)	note 3)

Operating activities
Net income	$3,337,289	$3,220,681	$3,756,990	$130,561
Items not affecting cash
Depletion, depreciation and accretion	3,971,282	2,071,134	3,263,184	1,440,150
Future income taxes	755,000	1,805,000	2,368,000	100,000

Funds from operations	8,063,571	7,096,815	9,388,174	1,670,711

Net change in non-cash working capital balances	(505,232)	(614,773)	(641,662)	(251,887)

	7,558,339	6,482,042	8,746,512	1,418,824

Financing activities
Proceeds on issuance of share capital	1,500,000	13,290,000	13,290,000	5,752,900
Dividends paid	—	—	—	(20,000)
Due to shareholders	54,832	461,124	463,212	1,945
Demand loan payable increase (decrease)	(12,088)	(1,068,026)	(1,067,911)	1,101,941

	1,542,744	12,683,098	12,685,301	6,836,786

Investing activities
Property and equipment expenditures	(8,001,946)	(8,408,298)	(11,059,842)	(17,903,326)
Net change in non-cash working capital balances	(2,306,587)	(8,120,724)	(7,250,936)	10,374,840

	(10,308,533)	(16,529,022)	(18,310,778)	(7,528,486)

Net increase (decrease) in cash	(1,207,450)	2,636,118	3,121,035	727,124

Cash and cash equivalents, beginning of period	3,848,159	727,124	727,124	—

Cash and cash equivalents, end of period	$2,640,709	$3,363,242	$3,848,159	$727,124

Supplemental cash flows information:
Interest paid	$191	$54,047	$54,161	$20,505

Selkirk Energy Group

Notes to Combined Financial Statements

October 31, 2004

(Information as at, and for the period ended October 31, 2004, October 31, 2003 and January 31, 2003 is unaudited)

1.     Basis of presentation

These financial statements have been prepared on a combined basis, including the accounts of the Selkirk Energy Partnership and its four Partners (collectively, the “Selkirk Energy Group”).

The Partnership commenced business on February 1, 2002, and has a fiscal year ending January 31. The accounts of the corporate Partners have been conformed to correspond to the Partnership fiscal year. Substantially, all of the assets and liabilities of the Partners are held by the Partnership, with the exception of income taxes payable, future income taxes, Alberta Royalty Tax Credits receivable, the demand loan payable, and the amount due to shareholders.

The Partners and their respective ownership interests in the Partnership are set out below:

	Units of Partnership Owned
	October 31, 2004	January 31, 2004 and 2003

3072202 Nova Scotia Company	646,785	600,042
977529 Alberta Ltd.	646,785	600,042
Five Spot Energy Ltd.	646,785	600,042
Selkirk Energy Canada Ltd. (“SECL”)	17,673,828	16,396,531

	19,614,183	18,196,657

977529 Alberta Ltd., 3072202 Nova Scotia Company, and Five Spot Energy Ltd. each hold rights to acquire additional units in the Partnership to increase their interests to 25% in aggregate. The additional units are issuable for aggregate proceeds of $5.1 million.

These combined financial statements do not necessarily reflect Selkirk Energy Group’s results of operations, financial position and cash flows in future periods, nor do they necessarily reflect the results of operations, financial position and cash flows that would have been realized had the Group been a single legal entity during the periods presented.

2.     Summary of significant accounting policies

(a)   Cash and cash equivalents

Cash and cash equivalents consists of cash and banker’s acceptances with initial maturities of less than 90 days.

(b)   Joint ventures

Substantially all of the Group’s oil and gas business operations are conducted jointly with others, and accordingly these combined financial statements reflect only the Group’s proportionate interest in such activities.

(c)   Petroleum and natural gas operations

The Group follows the full cost method of accounting for petroleum and natural gas operations and accordingly capitalizes all exploration and development costs. These costs include land acquisition, geological and geophysical costs, drilling on producing and non-producing properties, wellhead and gathering equipment, other carrying charges on unproven properties and related overhead.

Capitalized costs are depleted and depreciated using the unit-of-production method based on estimated total proven petroleum and natural gas reserves. For the purpose of this calculation, production and reserves of petroleum and natural gas are converted to equivalent units based on the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined that proved reserves are attributable to the properties or impairment occurs. Gains or losses on sales of properties are recognized only when crediting the proceeds to costs would result in a change of 20% or more in the depletion and depreciation rate.

Impairment is recognized if the carrying amount of oil and natural gas properties, less the cost of unproved properties not subject to depletion (the “adjusted carrying amount”) exceeds the estimated undiscounted future cash flows from the Group’s proved reserves. The future cash flows are based on forecasted prices and costs estimated by independent engineers. If recognized, the magnitude of the impairment is then measured by comparing the adjusted carrying amount to the estimated discounted future cash flows of the Group’s proved plus probable reserves, and discounted at the Group’s risk-free interest rate using forecasted prices and costs. For purposes of the ceiling test, future cash flows are calculated exclusive of indirect costs such as financing charges, general and administrative expenses and income taxes. Any impairment recognized is recorded as additional depletion and depreciation expense.

The Group records the estimated costs of retiring tangible long lived assets such as oil and gas wells and related equipment. The asset retirement obligation is recognized in the period an original expenditure is made and when a reasonable estimate of the fair market value can be made. The asset retirement cost, equal to the fair value of the retirement obligation, is capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depletion and depreciation. The liability is increased each reporting period with the accretion being charged to income until the property is abandoned or sold.

The amounts recorded for depletion and depreciation of property and equipment and the provision for asset retirement obligations are based on estimates. These calculations are based on independent engineering estimates of proved reserves, production rates, petroleum and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements from changes in such estimates in future years could be significant.

(d)   Office assets

Furniture and office equipment are recorded at cost and depreciated on a declining balance basis at rates of 20-35% per year.

(e)   Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(f)    Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

3.     Changes in accounting policies

(a)   Full Cost Accounting

On February 1, 2004, the Group adopted the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline AcG-16, “Oil and Gas Accounting - Full Cost”. The new guideline modifies the ceiling test calculation and outlines additional disclosure requirements. Under the full cost method of accounting, a limit is placed on the carrying amount of oil and natural gas properties. A “ceiling test” is performed to recognize and measure impairment, if any.

Prior to adopting the new policy, the Group computed the ceiling test based on a comparison of the net book value of petroleum and natural gas properties, net of recorded provision for related asset retirement obligations and future income taxes and the value of unproven properties at the lower of cost and net realizable value, to the undiscounted future net revenue from the production of proven reserves, net of estimated future site restoration and abandonment costs, general and administrative costs and income taxes.

There is no impact on the Group’s reported financial results as a result of applying this new policy.

(b)   Asset retirement obligations

On February 1, 2004, the Group adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” retroactively with restatement of prior periods.

Prior to adopting the new standard, the Company accumulated the provision for future site restoration costs on the balance sheet, and an amount was charged to earnings, on a unit of production method based on proved reserves. The accumulated liability on the balance sheet was reduced for actual expenditures incurred.

As a result of adopting this new standard, the accounts of the Partnership and the combined financial statements for prior periods have been increased (decreased) as follows:

	October 31, 2003	January 31,
		2004	2003

Property and equipment	$361,903	$391,546	$322,668
Liabilities	367,437	387,424	305,868
Retained earnings	16,800	16,800	—
Depreciation, depletion and accretion	22,334	12,678	(16,800)

4.     Property and equipment

	October 31, 2004
	Cost	Accumulated Depletion and Depreciation	Net Book Value

Petroleum and natural gas properties	$37,358,379	$8,591,900	$28,766,479
Office assets	88,463	47,120	41,343

	$37,446,842	$8,639,020	$28,807,822

		January 31, 2004		January 31, 2003
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Net Book Value

Petroleum and natural gas properties	$29,368,346	$4,648,300	$24,720,046	$16,743,797
Office assets	86,713	37,790	48,923	62,258

	$29,455,059	$4,686,090	$24,768,969	$16,806,055

As at October 31, 2004 and January 31, 2004, costs of undeveloped properties of $693,269 and $876,978, respectively (2003 - $870,318 and $458,980, respectively) have been excluded from the calculation of depletion, depreciation and amortization.

During the period ended October 31, 2004, the Group capitalized $97,424 (2003 - $93,800) of a total of $695,047 (2003 - $674,402) in general and administrative expenses. During the year ended January 31, 2004, the Group capitalized $124,880 (2003 $173,383) of a total of $904,298 (2003 - $823,650) in general and administrative expenses.

5.     Demand loan payable

The demand loan is payable to the parent company of Selkirk Energy Canada Ltd. and bears interest at the U.S. short-term Applicable Federal Rate, compounded monthly. The loan is unsecured, and is repayable on demand.

6.     Due to shareholders

The amounts due to shareholders are non-interest bearing, unsecured and without stated terms of repayment.

7.     Asset retirement obligations

The reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligations associated with the retirement of oil and natural gas properties is as follows:

	October 31, 2004	January 31,
		2004	2003
		(restated -	(restated -
		note 3)	note 3)

Balance, beginning of period	$509,824	$343,568	$—
Liabilities incurred (reduced)	(10,163)	149,078	343,568
Accretion expense	18,352	17,178	—

Balance, end of period	$518,013	$509,824	$343,568

Total estimated future retirement costs of $1,098,876 and $1,106,269 for October 31, 2004 and January 31, 2004, respectively (2003 - $1,014,944 and $832,295, respectively), expected at the time of abandonment, have been discounted using a credit-adjusted risk-free rate of 5.00%. Most of these obligations are not expected to be paid for several years and will be funded from general Group resources at the time of abandonment.

8.     Share capital

(a)   Authorized

Authorized share capital for each Partner is as follows:

3072202 Nova Scotia Company

100,000 common shares

100,000 preferred shares

977529 Alberta Ltd. and Five Spot Energy Ltd.

Unlimited number of voting common shares

Unlimited number of non-voting common shares

Unlimited number of preferred shares

Selkirk Energy Canada Ltd.

Unlimited number of common shares

(b)   Issued

	October 31, 2004		January 31,
			2004	2003
	Number	Stated Value	Stated Value	Stated Value

3072202 Nova Scotia Company
Common voting shares	100	$100	$100	$100

977529 Alberta Ltd.
Common voting shares	50	50	50	50
Common non-voting shares	50	50	50	50

Five Spot Energy Ltd.
Common voting shares	50	50	50	50
Common non-voting shares	50	50	50	50

Selkirk Energy Canada Ltd.
Common voting shares (January 31, 2004 - 1,000 shares, January 31, 2003 - 300 shares)	1,100	20,542,600	19,042,600	5,752,600

		$19,042,900	$19,042,900	$5,752,900

9.     Related party transactions

(a)         During the year, 654835 Alberta Ltd., a company whose principal shareholder is related to 977529 Alberta Ltd., was paid $37,000 in consulting fees.

(b)         During the period ended October 31, 2004 and year ended January 31, 2004, the Group paid interest of $191 and $54,161 respectively (2003 - $54,047 and $20,505, respectively) to the parent company of Selkirk Energy Canada Ltd.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

10.  Subsequent event

On November 8, 2004, the Partners and their shareholders entered into agreements to sell all of the outstanding shares of the Partners, and the underlying interests in the Partnership, to Starpoint Energy Ltd. Subsequent to the issuance of additional shares by a Partner for $5.1 million cash, and the conversion of $520,000 of shareholder loans to contributed surplus, all of the shares of each Partner will be sold for proceeds of $60 million plus working capital.

11.  Financial instruments

(a)   Credit risk management

Accounts receivable includes amounts due for petroleum and natural gas sales and from joint venture partners. Petroleum and natural gas sales are contracted primarily to BP Canada Energy Company, and joint venture receivables are due from established resource companies. The credit risk associated with these items is consistent with the normal risk for such receivables in the industry.

(b)   Fair values

The carrying value of the Group’s financial assets and liabilities approximated their fair value at October 31, 2004, due to the short-term nature of the assets and liabilities.

12.  Commitment

The Group has office lease commitments expiring April 30, 2005 of approximately $45,700 per year plus operating costs.

SCHEDULE “B”

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Trustee of StarPoint Energy Trust

We have read the accompanying unaudited pro forma consolidated balance sheet of StarPoint Energy Trust (the “Trust”) as at December 31, 2004 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2004, and have performed the following procedures:

1.              Compared the figures in the columns captioned “StarPoint Energy Ltd.” to the audited consolidated financial statements of StarPoint Energy Ltd. (“StarPoint”) as at December 31, 2004 and for the year then ended, respectively, and found them to be in agreement.

2.              Compared the figures in the columns captioned “E3 Energy Inc” to the audited consolidated financial statements of E3 Energy Inc. (“E3”) as at December 31, 2004 and for the year then ended, respectively, and found them to be in agreement.

3.              Compared the figures in the columns captioned “Selkirk Energy Partnership” to the unaudited consolidated financial statements of the Selkirk Energy Partnership (“Selkirk”) as at December 31, 2004 and for the year then ended, respectively, and found them to be in agreement.

4.              Made enquires of certain officials of the Trust, who have responsibility for financial and accounting matters about:

(a)         the basis for the determination of the pro forma adjustments; and

(b)         whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(a)         described to us the basis for determination of the pro forma adjustments; and

(b)         stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

5.              Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

6.              Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned “StarPoint Energy Ltd.”, “E3 Energy Inc.”, and “Selkirk Energy Partnership” as at December 31, 2004 and for the year then ended and found the amounts in the column captioned “Pro Forma” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) “KPMG LLP”

Chartered Accountants

Calgary, Canada

April 12, 2005

STARPOINT ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at December 31, 2004

(Unaudited)

(Thousands of dollars)

			Selkirk Energy Partnership	Pro Forma Adjustments
	StarPoint Energy Ltd.	E3 Energy Inc.		Mission Assets
					Other		Pro Forma
				Note (2,4g)
Assets
Current assets:
Cash and cash equivalents	$—	$31	$3,857	$—	$(8,988	)(3d)	$
					5,100	(3c)	—
Accounts receivable and other					(6,000	)(3c)
	39,605	1,724	2,973	—	(747	)(3a)	37,555
	39,605	1,755	6,830	—	(10,635)		37,555

Property and equipment	242,650	34,817	29,291	(21,061)	35,916	(3c)
					20,720	(3c)	342,333
Goodwill	87,627	—	—	—	23,509	(3c)
					27,521	(3c)	138,657
	$369,882	$36,572	$36,121	$(21,061)	$97,031		$518,545

Liabilities and Unitholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$46,447	$3,166	$4,550	$—	$925	(3d)
					500	(3b)
					1,200	(3a)	$56,788
Bank indebtedness	74,167	7,900	—	—	(19,494	)(3e)
					63,100	(3e)
					6,128	(3e)
					(63,896	)(3e)
					(8,988	)(3d),(e)	58,917
	120,614	11,066	4,550	—	(20,525)		115,705

Asset retirement obligations	13,375	1,841	523	(751)	115	(3c,f)	15,103

Future income taxes	40,170	1,323	3,543	2,097	14,098	(3c)
					11,506	(3c)
					(1,940	)(3a)
					(1,475	)(3g)
					(195	)(3b)
					(740	)(3h)	68,387
Unitholders’ equity:
Unitholders’ capital	186,220	15,685	20,926	(22,407)	17,148	(3c)
					19,494	(3g)
					(3,035	)(3a)
					5,100	(3c)
					65,371	(3g)
					3,649	(3g)
					2,105	(3g)	310,256
Exchangeable shares	—	—	—	—	6,810	(3g)	6,810
Contributed surplus	3,649	494	—	—	(4,143	)(3g)	—
Accumulated earnings (deficit)	5,854	6,163	6,579	—	(12,742	)(3c)
					(305	)(3b)
					(2,105	)(3g)
					(1,160	)(3h)	2,284
	195,723	22,342	27,505	(22,407)	96,187		319,350
	$369,882	$36,572	$36,121	$(21,061)	$97,031		$518,545

See accompanying notes to pro forma financial statements.

STARPOINT ENERGY TRUST

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2004

(Unaudited)

(Thousands of dollars except per share amounts)

				Pro Forma Adjustments
	StarPoint Energy Ltd.	E3 Energy Inc.	Selkirk Energy Partnership	Upton Resources Ltd.	Mission Assets	Other		Pro Forma
				Note (4f)	Note (2, 4g)
Revenues:
Production	$102,019	$17,344	$16,851	$5,439	$(12,493)	$—		$129,160
Royalties	(24,262)	(2,990)	(3,990)	(1,237)	3,178	—		(29,301)
Interest	—	—	45	—	—	—		45
	77,757	14,354	12,906	4,202	(9,315)	—		99,904

Expenses:
Operating and transportation	18,895	4,513	2,016	810	(3,075)	—		23,159
General and administrative	2,393	1,659	707	3,930	—	—		8,689
Stock based compensation	1,979	357	—	—	—	(357	)(4e)	1,979
Depletion and depreciation	36,152	3,964	5,553	2,549	—	1,418	(4b)	49,636
Accretion of asset retirement obligation	685	104	23	—	—	(49	)(4b)	763
Interest and bank charges	2,252	286	—	155	—	(363	)(4a)
						500	(3b)	2,830
	62,356	10,883	8,299	7,444	(3,075)	1,149		87,056

Earnings (loss) before taxes	15,401	3,471	4,607	(3,242)	(6,240)	(1,149)		12,848

Taxes:
Capital	2,916	12	—	—	—	274	(4c)	3,202
Future	6,080	590	755	—	—	(2,403	)(4c)	5,022
	8,996	602	755	—	—	(2,129)		8,224
Net earnings (loss)	$6,405	$2,869	$3,852	$(3,242)	$(6,240)	$980		$4,624

Net earnings per Trust unit and exchangeable share :
Basic								$0.16
Diluted								$0.16

See accompanying notes to pro forma financial statements.

STARPOINT ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at December 31, 2004 and for the year then ended

(unaudited)

(Tabular amounts in thousands of dollars)

1.     Basis of presentation:

The accompanying unaudited pro forma consolidated balance sheet of StarPoint Energy Trust (the “Trust”) as at December 31, 2004 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 (the “pro forma statements”) have been prepared to reflect the following:

•                  The Plan of Arrangement (the “Arrangement”) dated December 7, 2004 to convert StarPoint Energy Ltd. (“StarPoint”) and E3 Energy Inc. (“E3”) from companies focused on oil and natural gas exploration and production into two new entities: (i) Mission Oil & Gas Inc. (“Mission”), a new public company concentrating on the exploration and development of oil and natural gas reserves; and (ii) the Trust, an entity designed to distribute to its unitholders a substantial portion of cash from operations generated by the producing assets.  StarPoint Energy Ltd. (“Amalco”), a wholly-owned subsidiary of the Trust on the amalgamation of StarPoint, E3 and StarPoint Acquisition Ltd., holds the working interests in the properties.

The Trust was settled on December 6, 2004 and has $1,980 in cash and unitholders’ equity. These amounts have been included in the pro forma statements. The pro forma statements include the accounts of the Trust and its subsidiaries. The Arrangement was finalized on January 7, 2005.

•                  The issue of 3,760,000 Trust units for gross proceeds of $67,680,000.

•                  The acquisition of all the issued and outstanding shares of four private corporations (“the Selkirk Acquisition”), who together own 100% of the interests in the Selkirk Energy Partnership (“Selkirk”) for aggregate cash consideration of 69 million.

The pro forma statements have been prepared from information derived from and should be read in conjunction with the following:

1)             StarPoint’s and E3’s joint information circular and proxy statement dated December 7, 2004, together with all appendices and schedules thereto, distributed by StarPoint and E3 in connection with the Arrangement.

2)             StarPoint’s audited consolidated financial statements as at and for the year then ended December 31, 2004;

3)             E3’s audited consolidated financial statements as at and for the year ended December 31, 2004;

4)             The unaudited statement of net operating revenues of the Mission Assets for the year ended December 31, 2004;

5)             the unaudited interim consolidated financial statements of Selkirk as at December 31, 2004 and for the year then ended.

The pro forma statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated balance sheet gives effect to the assumed transactions and assumptions described in notes 2, 3 and 4 as if they had occurred at the date of the balance sheet and the unaudited pro forma consolidated statement of operations give effect to the transactions and assumptions in notes 2, 3 and 4 as if they had occurred at the beginning of the period being January 1, 2004. The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma financial statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the combining of the operations of StarPoint and E3.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in StarPoint’s audited consolidated financial statements as at and for the year ended December 31, 2004.

In the opinion of management of the Trust, the pro forma statements include all of the necessary adjustments for the fair presentation of the Trust.

2.    Pro forma assumptions and adjustments:

The pro forma statements give effect to the following assumptions and adjustments:

On November 26, 2004, StarPoint, E3, the Trust, Mission, StarPoint Acquisition Ltd. and StarPoint Exchangeco Ltd. entered into the Arrangement which became effective on January 7, 2005. Under the Arrangement:

(a)        StarPoint shareholders exchanged each StarPoint share they owned for: (i) 0.25 of a Trust unit or, at the election of the holder, 0.25 of an exchangeable share and; (ii) 0.1111 of a Mission share;

(b)        E3 shareholders exchanged each E3 share they owned for: (i) 0.11 of a Trust unit or, at the election of the holder, 0.11 of an exchangeable share and; (ii) 0.0488 of a Mission share;

(c)         each unexercised, in-the-money StarPoint option and E3 option was exchanged for a Trust converted option;

(d)        virtually all of StarPoint’s and E3’s existing producing oil and gas assets were transferred to the benefit of the Trust; and

(e)         certain exploration assets, undeveloped lands and limited producing oil and natural gas assets (the “Mission Assets”) held by StarPoint were transferred to Mission.

StarPoint was deemed the acquirer of E3 and consequently the Trust will account for E3 as an acquisition. As the former StarPoint and E3 shareholder group own Mission and the Trust (including its subsidiaries), the oil and gas properties and the associated asset retirement obligation transferred to Mission will be recorded at StarPoint’s carrying value.

The carrying value of the Mission Assets was determined based on the portion of the oil and natural gas revenue of the proved properties transferred relative to the total future net revenue of the proved properties StarPoint had before the transfer. The revenue, royalties and operating expenses related to the Mission Assets have been deducted from the unaudited pro forma consolidated statement of operations of the Trust for the year ended December 31, 2004 and related adjustments have been made to depletion, depreciation and accretion and income taxes.

3.    Balance Sheet Adjustments:

(a)        Completion of the business combination whereby all of the issued and outstanding shares of E3 are exchanged for StarPoint common shares.  For purposes of the purchase price determination, StarPoint has used an adjusted share price of $4.32 per StarPoint common share and has assumed that 14,258,946 common shares, representing the maximum number of common shares, will be issued.

The pro forma consolidated balance sheet includes $1,200,000 in costs to be incurred by E3 for required severance and professional costs, net of proceeds received on the assumed exercise of outstanding E3 stock options. In addition, StarPoint incurred $4,975,000 in share issue costs ($3,035,000 net of future income taxes totaling $1,940,000) relating to the issuance of 14,258,946 common shares to E3 shareholders of which $747,000 has been reclassified from accounts receivable.

(b)        On November 8, 2004 StarPoint entered into agreements to acquire all the issued and outstanding shares of four private corporations representing the Selkirk Acquisition.

With respect to the Selkirk acquisition, StarPoint was to participate as to 50% with a third party with which they had an irrevocable option to acquire the third parties interest. StarPoint exercised this option and paid the required $500,000 fixed fee ($305,000 net of future income taxes totaling $195,000).

(c) The purchase price allocations are as follows:

	E3	Selkirk
Cost of acquisition:
Cash	$—	$69,100
Common shares issued	61,573	—
Fair value of options assumed	4,096	—
Transaction costs	800	125

	$66,469	$69,225
Allocated:
Property and equipment	$70,733	$50,011
Goodwill	23,509	27,521
Working capital (including severance costs of $1,200,000)	(2,611)	7,380
Bank indebtedness	(7,900)	—
Asset retirement obligations	(1,841)	(638)
Future income taxes	(15,421)	(15,049)

	$66,469	$69,225

Included within Selkirk’s working capital is $5,100,000 in relation to redeemable, retractable preferred shares to be issued for cash to a partner of Selkirk prior to its acquisition by the Trust.

Included in StarPoint’s accounts receivable at December 31, 2004 was a deposit on the Selkirk acquisition of $6,000,000.

The acquisitions of E3 and Selkirk closed on January 7, 2005 and January 28, 2005 respectively. The allocation of the purchase price to the assets and liabilities will be finalized once the fair values of the assets and liabilities are determined. Accordingly the above allocations may change.

(d)        The working capital of StarPoint and E3 has been allocated entirely to the Trust. Included in the working capital adjustments are a reclassification of the cash balance to bank indebtedness of $8,988,000 as well as increases to accounts payable of $925,000 for transaction costs on the acquisitions of E3 and Selkirk.

(e)         Bank indebtedness has been adjusted to reflect the proceeds in relation to StarPoint and E3 options exercised of $17,623,000 and $1,871,000 respectively, share issue costs of $6,128,000 ($6,875,000 net of prepaid costs of $747,000) on the issue of shares relating to the E3 transaction, the consideration on the Selkirk acquisition of $63,100,000 ($69,100,000 net of the deposit of $6,000,000), proceeds of $63,896,000 ($67,680,000 net of issue costs of $3,784,000) on the issue of 3,760,000 Trust units and the reclassification of the cash balance of $8,988,000.

(f)          The asset retirement obligation for the Trust has been measured based on the assumptions and terms consistent with those used by StarPoint. The liability was estimated based on the net ownership of all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods.

(g)         Unitholders’ capital has been adjusted to reflect the acquisition of E3 and Selkirk.  Of the consideration rendered on the acquisition of E3, $6,810,000 has been allocated to exchangeable shares issued on the acquisition. Other adjustments include proceeds in relation to StarPoint and E3 options exercised of $17,623,000 and $1,871,000 respectively and a reclassification of contributed surplus to share capital on the exercise of the options. Accumulated earnings (deficit) has been adjusted by $2,105,000 to reflect the StarPoint options becoming fully vested immediately prior to being exercised. Unitholders’ capital has been adjusted to reflect the issue of 3,760,000 Trust units for proceeds of $63,896,000 net of commissions and transactions costs of $3,784,000 adjusted for future income taxes ($1,475,000) pursuant to an underwriting agreement dated January 27, 2005.

(h)        Direct and incremental costs related to the Arrangement, estimated to be $1,900,000 ($1,160,000 net of future income taxes of $740,000), have been charged to accumulated earnings (deficit) on the pro forma balance sheet. These costs have not been included in the pro forma statement of operations as they relate to StarPoint and E3 prior to becoming a Trust and will be expensed in StarPoint’s and E3’s financial statements as incurred.

4.    Statement of Operations Adjustments:

(a)        The interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisition of Selkirk less the proceeds received from the exercise of options and the $63,896,000 equity issue as if they occurred on January 1, 2004.

(b)        Depreciation, depletion and accretion have been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to the Trust based on the estimated proved petroleum and natural gas reserves as determined by independent reserve engineers after adjustments for the transactions referred to in 3(c).

(c)         Capital taxes have been adjusted to reflect the increased size of the Trust after the completion of the transactions referred to in note 3(c). The provision for current income taxes would be eliminated under the new structure and consequently the future income tax provision has been increased to reflect this.  The future income tax provision reflects the lower taxable income for amounts being allocated to Mission and for the tax impact of the pro forma adjustments in the pro forma consolidated statement of operations.

(d)        The net earnings per Trust unit and exchangeable shares has been based on the following historical weighted average number of shares of StarPoint adjusted for the Arrangement. The calculation reflects the exercise of all options prior to the Arrangement.

Year ended December 31, 2004

StarPoint pro forma weighted average shares outstanding	79,642,000

Issued on acquisition of E3	14,258,946
93,900,946
Trust units and exchangeable shares outstanding after giving effect to the Arrangement	24,092,852

Options exercised	1,518,657

Equity issue	3,760,000

Weighted average Trust Units and Exchangeable Shares	29,371,509

Allocated as follows:
Trust units	25,876,914
Exchangeable shares	3,494,595

(e)         No new options are assumed to be issued in the period.

(f)          StarPoint acquired Upton Resources Ltd. on January 24, 2004 respectively. The pro forma statement of operations for the year ended December 31, 2004 has been adjusted to incorporate the pre-acquisition period from January 1, 2004 to January 24, 2004.  These adjustments have been made based on the unaudited results for the period.

(g)         The properties comprising the Mission Assets were acquired by StarPoint or its subsidiary companies at various points in time. The pro forma consolidated statement of operations has been adjusted only for the revenues and related expenditures incurred after the properties were acquired by StarPoint.